 Exhibit 99.7

Earnings Call 2

EARNINGS CALL 2

Q2 FY2016 RESULTS

October 12, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Ranganath D. Mavinakere

Chief Financial Officer (Designate)

ANALYSTS

Edward Caso

Wells Fargo

Keith Bachman

BMO Capital

Ravi Menon

Elara Securities

Anil Doradla

William Blair

Rod Bourgeois

DeepDive Equity Research

Surendra Goyal

Citigroup

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you, sir.

Sandeep Mahindroo

Thanks, Inba. Hello! Everyone, and Welcome to Infosys Earnings Call to Discuss Q2 FY16 Financial Results. I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this call is CEO and MD – Dr. Vishal Sikka, COO – Mr. Pravin Rao, CFO – Mr. Rajiv Bansal, CFO-Designate – Mr. M.D. Ranganath along with other members of the senior management team. We will start the call with some remarks on the performance of the company by Dr. Sikka followed by comments by the leadership team. Subsequently we will open up the call for questions.

Before I hand it over to the management team I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on to Dr. Vishal Sikka.

Vishal Sikka

Thanks, Sandeep. Good morning and Good evening folks, thank for joining us.

I am very pleased with our performance for the quarter ending September 30, 2015. Our revenue for the quarter was in US$2.392 bn, this translates to a quarter-on-quarter growth of 6% in US dollar reported terms and 6.9% in Q1 constant currency terms. This number includes a one-time early termination fee paid to us by a client that went through an internal restructuring and therefore had to terminate the project. Excluding this extraordinary item, our revenue growth was still strong at 5.9% in constant currency and 5% in US dollar reported terms.

We have retained our annual guidance of 10% to 12% in constant currency, so there is no change in our guidance. We are aware that even if we grow flat over the next two quarters the annual growth could be at the higher end of this guidance of 10% to 12%. The second half traditionally has seasonal dips in growth. While it is our endeavor and we will work hard to buck this trend, given the short-term headwinds in a few accounts we have been cautious in keeping this guidance unchanged.

Our volumes grew 3.7% and our blended per capita revenue improved by 2.6%. The demand environment continues to be a very good one except for seasonal variations, our operating margin for the quarter was 25.5%, up from 24% in the previous quarter helped largely by better operational efficiencies, better utilization as well as 70 basis points due to currency movements.

We reported earnings per share of $0.23 in US dollar terms. Employee utilization was 81.3%, up from 80.2% in Q1, this is excluding trainees. I continue to be somewhat perplexed by the notion of the bench which I believe pervades IT services companies. We have launched an internal program here at Infosys called ‘Zero Bench’ and in just about 90 days we have created a market place to leverage our extra capacity of talent. The platform already has 3,832 jobs posted and approximately 50% of our bench have worked on these jobs. I am convinced that we can get this to 100% within the rest of the fiscal year and work to eliminate the inefficiencies stemming from under-utilization.

Let me talk about now some of the key developments of the quarter and share some perspective on the execution of our strategy. In Q2 we deepened our client relationships, the number of $50 mn plus clients grew to 50, our top client grew by 8.4% and the top 25 clients grew 7.9% in constant currency, faster than the company's average growth rate for the second quarter in a row. We added 24 net new clients during the quarter, our momentum of large deal wins continued and we won five large deals in the quarter, nearly a $1 bn in total contract value for the first time ever. The pipeline of our large deal continues to be a good one. Notable client engagements and wins from this quarter include ABB, Saks Fifth Avenue, India's Goods and Services Tax Network, TOMS Shoes, CPO Commerce, Baxter Food Group and others. We are making progress on the execution of our strategy with our focus on better client relationship management, proposal quality improvement as well as a strong discipline around large deal pipeline and internal operational efficiencies.

At the same time we are seeing our clients on a shared path with us to leverage innovation and the next generation of services in which software, platforms, and systems amplify people's ability. Let me share some examples. On the Renew front of our strategy ‘Zero Distance’ continues to be a strategic differentiator for us. This is a program inside Infosys to bring innovation to every single project that we do and we now have more than 5,680 projects from across our service lines taking these innovative ideas to their client. This is a large scale embrace of innovation at our very grass roots in our delivery organization and these 5,680 reflect more than 80% of our delivery organization participating in bringing some innovation to their project or the other. Many of these ideas embrace automation to optimize operational spend and renew client technology landscapes.

On August 20, we launched ‘Aikido’ comprising three enhanced service offerings in our knowledge based IT platform work, platform work and in design thinking. The key of ‘Aikido’ is all about the renewal of existing landscapes, about bringing in new technologies and new tools, AI, DevOps, the API economy, cloud and automation to name a few. It is about capturing the knowhow that is laden inside the minds of the people, inside the systems and the processes that are inside the enterprise IT landscapes. And to bring this into our traditional engagements whether it is in application maintenance, in testing, in BPO or in other systems. One example of this is a large European turbo machinery company that engaged us in a complex computational geometry project that required deep knowledge in software techniques for turbo machinery as well as in visualization, in constraint satisfaction and other AI technologies to develop critical application for designing, rendering and generating manufacturing data to reduce cycle and effort by 40% and minimize errors.

The ‘Ai’ of Aikido is about platforms and platforms as a service, including our Infosys Information Platform, Infosys Automation Platform, Panaya, Skava, Finacle and Edge products. The Infosys Information Platform now has more than 160 engagements to-date with 38 going in production or already in production over the course of the last quarter. We have added several new capabilities including Natural Language Processing and deployed IIP now on Amazon's web services as a self-service trial. Some of the new IIP projects include generating sales insights for a large Australian retailer enabling real time prediction for out of stock items for a chocolate retailer, enabling predictive maintenance of manufacturing equipment for a large pharmaceutical company and many more.

The Infosys Automation Platform is now in 66 engagements across 57 clients and we have extended it from just infrastructure management to other service lines. For example ADM and testing as well as BPO. It is starting to generate material productivity improvements in our delivery organization ranging from 17% to 50% in effort savings. In the first half of 2016 from this massive embrace of automation at Infosys, all service lines together released 833 people from production projects, BPO released 364. In Q2 alone this included 300 people from our infrastructure management service, 348 from ADM and Infosys Verification Service, and 169 from BPO.

On Panaya and Skava, the integration into Infosys is going very well. We added 53 new clients on Panaya and won 20 deals jointly with other Infosys business units. More significant is that Panaya is helping us with larger engagements where we are transforming client's enterprise package landscapes. Skava posted better than expected growth in Q2 and there are more than 50 opportunities with the joint Infosys Skava solution. The synergies are clear in cloud, automation and a new digital experience for the consumers.

We completed the merger of our Finacle and EdgeVerve businesses in August, we had 39 wins and 23 go-live for both the Finacle and Edge suit of solutions across various markets. Some of the quarters notable for Finacle deals include the rollout of Finacle at the State Bank of India and Finacle Payments to 6,800 branches of the Punjab National Bank in India.

And the last part of Aikido is ‘Do’ which is about bringing design-led services to our customers. We have conducted 117 ‘Do’ engagements with our clients to-date and these have begun to result not so much in revenue but even more importantly in elevating our relationships with our clients and in bringing us closer to the most important strategic areas they face.

Let me now talk about our employees. The group's total headcount stood at 187,976 people as of 30th of September. In annualized terms, standalone attrition dropped to 14.1% this quarter. We continue to simplify our internal processes and we redesigned our performance management framework to focus on individual accountability and continuous feedback. We also continue our strong emphasis on training and learning. We increased the reach of our Infosys learning platform and launched a platform for interactive video based learning that our executives are using to teach our employees and on bringing design thinking into everything that we do at Infosys. We have now trained more than 54,000 employees.

With regard to partnerships, we are seeing unprecedented demand from startups to work with us as a part of our innovation fund. Startups see Infosys not just as in investor but as a strategic driver that helps it validate and grow their addressable market. Our recent partnership with incubators like level 39 and Innovate Finance are some examples of our strengthening reach. We continue to selectively pursue acquisitions, those which represent the future and not the past and those that will bring value to our clients. Growth through alliance has been a key focus area for Infosys. We are deepening our relationships with key existing partners such as Amazon web services, Microsoft, Oracle, SAP, IBM, AMC, Huawei, Tableau to name a few. We also entered into new partnerships with GE and with NetSuit. We further extended our research collaborations with top universities like Stanford, Cornell, and Emory University on data science, artificial intelligence, and security.

For this fiscal year we pledged Rs.270 crores towards Corporate Social Responsibility, primarily for activities being carried out through the Infosys Foundation in areas related to education, healthcare, destitute care, and rural development. The Infosys Foundation USA launched this inaugural Infy Makers Awards, a commitment made by us at the White House earlier this year with the objective of sparking the spirit in everyday learning. In addition, Infosys foundation USA also continues to fund grants to make high quality computer science education, widely and easily accessible to everyone in the United States.

I want to take a moment to acknowledge the hard work and commitment of Infoscious all around the world and specially our management team, our business unit leaders who are in the room here with me today. Sandeep Dadlani, Mohit Joshi, Rajesh Murthy, Manish Tandon, Sanjay Purohit, Ravi Kumar, Abdul Razzaq, Michael Reh, Anup Uppadhayay, Binod HR and of course my friend and esteemed partner Pravin. We announced today that MD Ranganath or Ranga who is currently our Executive Vice President of Strategic Operations will take over as CFO from Rajiv Bansal effective tomorrow October 13th, 2015. Rajiv has expressed his intention to leave the company for personal reasons but to continue as an advisor to me through December 31 to effect a smooth transition. I have worked closely with Ranga since joining Infosys and have come to know him as a passionate and a balanced leader with the utmost integrity and I look forward to working closely with him. Rajiv has been instrumental in executing our financial strategy and we will miss him, his brilliance, and his passion. So for one last time, I will request Rajiv to take you through the financial highlights before we open it up to questions.

Rajiv Bansal

Thank you Vishal. Good morning everyone. As Vishal mentioned we had a good quarter with all around growth across geographies, verticals, and service lines. All our operating parameters improved during the quarter. Our volumes grew by 3.7%, utilization excluding trainees improved by 1.1% and the pricing improved by 2.6% on reported basis. We ended the quarter with revenues of $2.392 bn, a quarter-on-quarter increase of 6% on reported basis and 6.9% on constant currency basis. This includes onetime revenue of 23 mn on account of termination of one of the contracts by client as a result of their internal restructuring. Excluding this impact the pricing for the quarter has improved by 1.5% on reported basis and 2.4% on constant currency basis. However on a year-on-year basis pricing has declined by 6.4% reported basis and 1.7% in constant currency basis.

During the quarter our utilization excluding trainees went up from 80.2% to 81.3%, the utilization including trainees is marginally down at 75.4% as against 75.7% in the last quarter. As you are aware the utilization in Q2 is generally lower because of the freshers who joined us the system during the quarter. Onsite the mix remains flat at 29.2%.

Our operating margins for the quarter was 25.5%, an expansion of 150 basis points during the quarter. Margins during the quarter was helped by rupee depreciation against US dollar by 2.7% which was offset by increase in variable pay from 80% to 100%. The margin expansion was therefore mainly on account of increase in constant currency pricing of 2.4% and utilization increase of 1.1%.

We added 17,595 gross employees during the quarter with the net addition of 8,453 employees. Though the absolute attrition for IL has seen a marginal increase, however our quarterly annualized attrition has declined marginally to 14.1% from 14.2% last quarter. On consolidated group basis, annualized attrition was at 19.9% as against 19.2% last quarter.

Our cash and cash equivalents as of September 30th was at $4.894 bn compared to $4.75 bn as of June 30th. Our cash flows from operations improved in the quarter due to strong focus on controlling DSO. DSO for the quarter improved to 64 days as against 68 days in first quarter.

During the quarter we have seen very volatile currency markets. On the quarter and exchange rate basis, US dollar appreciated by 3% against INR, 8.5% against Australian dollar, and 3.4% against British Pound. Considering the volatility we believe our current hedging policy of taking short-term hedges in line with the net assets in the balance sheet provides us adequate insurance against the volatility. We have outstanding hedges of $990 mn as of the quarter end and we had an exchange gain of $8 mn during the second quarter.

The effective tax rate for the quarter is at 29%, this is in line with what we have guided in Q1. For FY16 we expect the effective tax rate to be in the range of 29% to 30% due to increase in the statutory tax rates in India and also some of our SEZ units moving from 100% tax exemption to 50% tax exemption.

Coming to segment performance, in reported currency terms North America grew by 6.1%, Europe grew by 8.3%, India increased by 9.4% while rest of the world grew by 0.8%. The growth in rest of the world was affected by depreciation of Australian dollar against US dollar by 8.1% during the quarter. Amongst verticals Retail grew by 7.9%, ECS by 5.9%, Manufacturing by 5.5% and FSI by 5.2%.

As you all know, this is my last earnings call, it has been an amazing 16 years of journey at Infosys including three years as CFO. I would like to thank each one of you for the tremendous support and guidance that you have provided me through the years. It has been an absolute pleasure working with all of you and I have always learnt something new in each of our interactions. I do hope that we will continue to interact as friends in future. I wish you all the very best. Thank you once again.

With this I request Ranga to provide the color on the guidance and the future outlook. Ranga.

Ranganath D. Mavinakere

Thank you Rajiv. Before I get to the guidance, first of all I would like to say hello to everyone. This is Ranga here. It is great to connect with all of you today. I had an opportunity to meet several of you over the past few years in my earlier roles, it is good to connect again. It is indeed my privilege to lead a world-class finance team at Infosys. I have to say that my illustrious predecessors- Mohandas Pai, Bala and Rajiv have ensured that finance function plays a key role in the growth and success of the company. They have built a world-class finance team which I am proud of.

Finance function at Infosys has always set new benchmarks, whether it was the first ever US listing by an Indian company or a first ever adoption of IFRS by an Indian company or the most transparent financial reporting, finance function has always lead from the front. So we will continue to focus on a smooth execution of our Renew-New strategy for consistent and profitable growth.

Lastly for all of us at Infosys main source of strength is our core value system of integrity and transparency. Our founders Mr. Murthy, Nandan, Kris, Shibu, Dinesh and others have established this solid foundation of core values and we will continue to draw strength from these core values. I look forward to connecting with all of you over the next few weeks.

Now coming back to guidance, we have retained our annual guidance of 10% to 12% in constant currency, so there is no change in our annual guidance. The second half traditionally has seasonal dips in growth, while it is endeavor to kind of closely monitor this, at this point in time given certain short-term headwinds in a few accounts we would like to maintain the guidance at 10% to 12%. Thank you.

On this if there are any questions we will certainly address during the course of the call.

Moderator

Ladies and Gentlemen, we will now begin the question-and-answer session. Our first question is from Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

I was wondering if you could flush out some of the short-term headwinds, what verticals, what particular reasons and you said short-term, so spending clauses or are contracts being delayed or cancelled? Thank you.

Vishal Sikka

Hey Edward, this is Vishal. First of all in all my engagements with clients there is a huge shift happening in the industries around us and so the need for innovation. On the one hand there is pricing pressure and a consistent and sustained downward pressure on pricing on the traditional IT services world and that is coming from the fact that many of the businesses in many industries are under pressure, under disruption, whether it is a short-term one with environmental effects around them or a structural one with the disruption that they are facing. However in the same business as we see that there is always a need for innovative next generation solutions that bring that value and immediacy of relevance to their businesses, so that will be our endeavor. While on the traditional side and as I mentioned earlier and also Ranga mentioned, there is a seasonal aspect to this downturn that happens typically in Q3 and also in Q4 for the industry and certainly for Infosys. We are going to work had to ensure that those new timeless kinds of value providing services which is what ‘Aikido’ and ‘Zero Distance’ embody, produce enough of a value in the short-term that we buck this trend. Having said that, perhaps Pravin can add some color on the industries where we see short-term challenges.

Pravin Rao

In the normal course the industry has challenges in quarter 3 due to furloughs which is predominant in the manufacturing vertical and to some extent in retail. We also have lower working days in quarter three, so those are things which we have already factored earlier. But apart from that we are also seeing some additional headwinds. In financial services by and large we are seeing good momentum but we are seeing challenges in insurance sub-segment and in addition we also expect to see little bit more of impact from the furlough perspective because banks are also now looking at aggressively cost cutting measures, so we anticipate some amount of furlough impact as well which historically we had not seen in the past. Retail is another vertical where we have seen good traction in quarter 2 but we do expect some amount of volatility which is typical given the holiday season and some of the spending will depend on how the holiday season pans out, so we do anticipate some softness in Retail. In the Manufacturing vertical, while we are seeing good traction in auto and hi-tech, we are seeing some challenges in the aero industry, also in the industrials where there is exposure to oil and gas or mining we are seeing some challenges, so we do expect some additional impact here. Energy continues to be challenged because of the oil prices and we are now seeing a second wave of cost cutting in the energy companies, so that also adds to some challenges. So these are somethings which typically we do not see, even though quarter 3 is historically soft these are some of the additional challenges we are anticipating in this quarter and that is one of the reasons why we are talking about a soft H2.

Edward Caso

My other question is on realization, surprising at least to me it's strong this quarter, I was wondering if Rajiv could break that down a little bit and why YoY is realization strong?

Rajiv Bansal

This is a quarter where we have more working days, so we had one extra working day in US and three extra working days in UK and Australia because of which we have seen an upside of about $17 mn of revenue during the quarter. We have about 8,000 projects running at any point of time and depending on which lifecycle stage they are in, there would always be a lot of maintenance projects would be in the transition phase and based on the IFRS guidelines of revenue recognition, there would always be revenue recognized depending on when the transactions are getting completed, so this is a normal course of business which will happen. But we are seeing certain upside in revenue on one or two projects because of this reason and we have seen about $17 mn of revenue coming up because of additional working days. Also if you remember we had announced acquisition of Skava and Kallidus in June of last quarter, so the full quarter revenue has come into this quarter which is additional $6 mn of revenue, so if we take $17 plus $6 and also different project lifecycle that is what explains why the pricing is showing an improvement in this quarter.

Moderator

Thank you. We will take our next question from Keith Bachman of Bank of Montreal. Please go ahead.

Keith Bachman

I wanted to follow Ed's question if I could, could you talk Rajiv a little bit about pricing that you are seeing in the current order trends, in particular Cognizant has suggested that pricing has become more competitive, if you could give some characterization on the pricing trends in the last 90 plus days, has the market become more competitive or is it staying fairly consistent? And then I have a follow-up.

Pravin Rao

We continue to see pricing pressure in the run side of the business and this is something not new, we have seen this in the past as well and that is something we have been consistently saying and this something is a reality from our perspective at least and we are working hard on our automation agenda, productivity improvement agenda because in the long run that is the only way to counter it. So we are not seeing any unusual, more than usual level of pricing sensitivity in the market place or aggressiveness. This is something which we have seen in the last several quarters and we expect to see it in future as well.

Keith Bachman

And my follow-up if I could, if you could talk a little bit about how currency has impacted margins and what role you think currency will play in your margins as you look out over the next couple of quarters? Thank you very much.

Rajiv Bansal

So during the quarter we have seen rupee depreciate against the dollar by about 2.7% which has given us a positive benefit of about 70 basis points on the margin. But however we have seen a sudden appreciation of rupee against the dollar in the first 10 days of October and it has appreciated by almost about 1.5%-2% already. So the rupee volatility is going to impact the margins and there is nothing you can do really in the short run on the reported margin front because of the rupee appreciation or depreciation. However in the medium to long-term this start getting priced to the clients because we are working towards a certain margin target as our cost structures in different currencies are changing because of the volatility in currency that automatically starts getting priced to the clients. So when we give long-term, if you look at the last many-many years we have seen rupee moving from Rs.48 to Rs.68 and then come back to Rs.58, go back to Rs.65 but our margins have remained in a narrow band. On a quarter-on-quarter basis you will see the impact of rupee appreciation, depreciation flow out to the margins but I think on a medium to long-term I think it gets spread to the clients.

Moderator

Thank you. Our next question is from Ravi Menon of Elara Securities. Please go ahead.

Ravi Menon

I have a question on this subcontracting, so my first question you have seen a 11.4% increase QoQ in USD terms so how do you expect us to move going ahead, is this mostly due to inception number of visas or due to a skill gap?

Pravin Rao

Yes, I think the new visas start becoming effective from October 1st, so typically towards the June to September quarter we normally have challenges given a very high level of visa utilization and significant percentage of the sub-con spend is onsite, so to that extent what we have seen this quarter is because of that reason but over a period of time when the new visas start kicking in it also takes time, even though the visa is effective October 1st, we have to apply for petition and there is appointment and there will be a backlog as well. So the whole of this quarter it takes us to get these visas actionized. So we will see some continued impact to some extent in quarter 3, but subsequently it should taper down.

Ravi Menon

And I have a second question Pravin, if I may. You had indicated I think in the investor conference in New York that seasonally though traditionally Q2 has been stronger than Q1 but we should not really expect that his year, but you have surprised us positively. So what areas have been as a source of the positive surprise for this quarter compared to when you made your comments?

Pravin Rao

This time there has been an all round growth, I mean if you look at it from a geography perspective we have seen good growth in Europe, good growth in Americas and if you factor in, normalize the rest of the world for currency in Australia, then even we have seen good growth in Australia as well and even across the verticals and service lines we have seen good growth. The only vertical where we have seen some challenges were in insurance, Telecom, then Energy, otherwise by and large it has been fairly positive. One part of it obviously we talked about the one-off revenue this quarter impact of one-off revenue, so that is something which is a one-off thing which we should not factor in, but I think when I talked in the conference, we had not anticipated the kind of strong volumes and the momentum that kicked in from some of our earlier wins. So to some extent we did not anticipate that at the beginning of the quarter but apart from that I think rest of the performance has been on expected lines.

Ravi Menon

So if I am right a little bit on that, would you say that some contract that were in practice got into revenue a little earlier, so can we say that revenues that were expected to start next quarter and got a little pulled in?

Pravin Rao

I think to some extent we have a hole in the sense that we got this one-off $23 mn revenue so that we need to make up in quarter three, and moreover that account or project which got cancelled would have contributed to some revenue that is also something we need to backfill. So to that extent we are starting quarter three on maybe a slightly lower point than what we would have normally anticipated. Then I also talked about some of the additional headwinds that we have seen, if those materialize than quarter three will continue to be soft, we are hopeful, I mean if they do not materialize then we may end up little better. But as Vishal talked earlier we have got many initiatives in place and our hope and expectation is, at least our endeavor is to make sure that we continue to focus on getting at least driving some incremental growth in most of our accounts through all these initiatives. So hopefully if not in quarter three we will get some momentum back in quarter four. At this stage we do not have the visibility so that is why from a guidance perspective we have guided for no change in the guidance and soft H2.

Moderator

Thank you. Our next question is from Anil Doradla of William Blair. Please go ahead.

Anil Doradla

Vishal, I just wanted to step back and ask kind of a big picture question, since you have come on board several strategic changes, can you help us understand how you have impacted two things, one is on the hiring front, and one is the pricing front? On the hiring front are you able to attract the new talent for these new initiatives and on the pricing front are your customers able to see your new value add and are they paying for this?

Vishal Sikka

So Anil yes, the answer the both questions is yes. On hiring in the new areas we are able to attract some world-class talent which we have been able to do that. I think that talent attracts talent and so that is sort of the principle that has been at work here. On the Renew side again, in the traditional hiring side as well we see tremendous interest, we see resumes constantly from people who reach out to us from our competitors and others in the industry, so that has been actually a very encouraging sign.

In terms of the pricing I think that when we look at the traditional services and how they go through transformation, we have to look at it differently than the way we look at completely new kind of services. So for instance when we look at completely new kinds of services based on design, based on new kinds of platforms where unprecedented cost performance improvements can be delivered or where new kinds of applications using artificial intelligence and technologies like that can be delivered, we generally do not see any pricing issues and we are able to get higher margins and things of that nature. So on the new areas because of the strong relevance and the strategic importance of these areas we do not see a pricing related issue.

When you look at traditional IT outsourcing or other forms of deals of the more traditional IT services oriented deals, there we do see continuously downward pricing pressure and I believe that that is a structural trend and the way we want to deal with that is through bringing of course first of all operational excellence but also by bringing much more use of automation, by being proactive and bringing innovation into our projects.

So for instance I will give you an example, in Sandeep's area in Logistics, one particular deal that we did with Panaya was a deal, I will just walk you through one example of this, it is a testing deal using IVS, so this was one of the early examples where we were actually able to apply Panaya beyond their traditional area of package system upgrades to a testing project. The entire project was for $370,000 over 18 months. We were able to by the use of Panaya eliminate 40% of the effort and the Panaya license in there was for $100,000. So when you look at this kind of an example we are transitioning from a people oriented model which is under the pricing pressure to a people plus software oriented model where we are able to take advantage of the software to dramatically reduce the number of people necessary in a project. The software is higher margin therefore the margin on the project for us improves, the cost, our ability to price the project attractive to the client goes up, and because we have less number of people working on it our bandwidth improves because we can do more projects with less number of people. So it creates a virtuous cycle where we are able to deal with the downward pricing pressure in a way that is constructive for the client as well as for us.

I believe that this is the recipe for the future. All the examples of software, the ‘Ai’ of Aikido that I talked about are around this pattern that we are driving and the more of this that we do the better our ability to deal with the negative pricing pressure will continue to be and our endeavor is to do hundreds of these kinds of projects across the company and we are already doing once as I mentioned earlier in the call. So that is the way that we want to deal with the downward pricing pressure by bringing the software into the mix that enables us to better differentiate our offerings, continue to improve our margins while improving the productivity of the people and thereby dealing with this. And I also believe that if we wait long enough and just wait for these brushes to become significantly stronger than they already are then it will be more difficult to get the earnings and get the margins improvements and things of this nature. So timing is essential and that is why we are doubling down on scaling these innovative areas in how they can improve the effectiveness of our existing offerings now and our goal is and our team is committed to this to bring these innovations to all of our top 200 clients, all the Aikido inventions to all top 200 clients by the end of this fiscal year.

Anil Doradla

And a quick follow-up, you talked about Manufacturing and Energy being soft beyond the seasonality, so does the second half quarter guidance assume the macro stays as it is or there is further deterioration in these two areas?

Vishal Sikka

It assumes the deterioration that we have already talked about and it takes that into account, we do not see further deterioration than that.

Moderator

Thank you. Our next question is from Rod Bourgeois of DeepDive Equity Research. Please go ahead.

Rod Bourgeois

So investors are inquiring about the real implications of your latest guidance, so let me ask about how your overall demand outlook has changed over the past three to six months excluding the normal impacts of seasonality and excluding the one-off impact of that terminated client. In other words, it would be helpful to understand how your outlook for the second half has changed since the outlook and assumptions you had in place three to six months ago? I think the specific things investors are really trying to understand here is are you in a situation now where the first half demand was stronger than you expected but you are now worried that demand has dampened to some extent for the second half or perhaps you are just being extra careful with your guidance? If you could clarify on that that would be great.

Vishal Sikka

Maybe I can start and then Pravin you can add. If you look further out than the second half of this year, the new deal wins that we have had recently will certainly give us confidence in our ability to grow the business as well as the adoption of our innovation which we are very serious about, it is something that gives us confidence in where we are going. But when you look at the near term and what is happening in Q3 and Q4, you have to understand that a large amount of our business depends on our existing business and therefore changes that happen in existing clients especially downward changes have an immediate impact whereas buildup of this business takes a longer period of time. So all this work that we are talking about is governed to a much larger degree by the existing business and not so much by the new business that we have been winning, so in that sense the demand environment has to be qualified to be a demand environment pertaining to the existing efforts that are ongoing at our clients when it comes to the near term. Does that make sense? So that is what the basis of the near terms, I mean 90 day cycle is basically governed by that even though these large multi-year projects take a long time to get up and running and start and so forth. So we are very confident in where we are headed and we are maintaining our yearly guidance, also we are maintaining our guidance to get to industry leading growth by next year. However in this particular quarter ahead of us and possibly in the second half of the year based on what we see. Of course, having said all of that with the focus that our teams have showed in Q1 and Q2 and especially with the adoption of the innovation that I have been talking about, it will be our endeavor to work really hard to make sure that none of this stuff that we are talking about happens and that we are able to beat the guidance. But based on what Pravin and I see today, it is still early in the quarter, this is basically our guidance so that is where we are.

Rod Bourgeois

Got it. So it sounds like you are feeling really encouraged about your new contract wins and the ramp-ups there, but you have got some issues in your existing client base that you started to see in Q2 and you have to be careful in case the pressures on your existing clients continue into the second half, is that the summary?

Vishal Sikka

You sir have said it most eloquently, I have repeated this thing that I just told you probably 35 times today and what you have just said is the most eloquent capture of the situation.

Rod Bourgeois

Great. Thanks for the clarification, I appreciate it.

Moderator

Thank you. Our next question is from Sudendra Goyal of Citi Group. Please go ahead.

Surendra Goyal

Yes, so this question is for Rajiv. Just looking at the cash flow statement, in the first half FY16, net cash provided by operating activities is down significantly YoY. In that context could you specifically tell us what the line ‘pre-payment and other assets’ in the cash flow statement covers. It seems to have impacted cash flows by around $260 mn in the first half versus almost no impact last year.

Rajiv Bansal

See, we have not seen anything significant in the second quarter. First quarter we had a dividend payout, second quarter we paid out the dividend tax, we also had the impact of rupee depreciation and also what is happening now is earlier we used to get interest on our fixed deposits and most of our cash is lying as fixed deposits with multiple banks in India. Earlier we used to get quarterly interest and we used to redeposit them, but what we started doing when we saw the interest rates started falling, we have kept them on a compounding basis, so instead of getting interest payments every quarter and then reinvesting, we have asked the banks to reinvest them so that we get the compounding benefit. So that is the reason what you see is though the interest gets accrued it really does not get paid to us and that is what also impacts the cash flows. So last quarter we also had DSO going up to 68 days, so other than the DSO going up marginally last quarter, dividends being paid out and the change in the interest payments of the banks that we initiated because of the falling interest rates there has been no major change in our cash flow.

Surendra Goyal

Rajiv just to clarify, I am talking of operating cash flows, not really investing activities. So if you look at the cash flow there is a line called prepayment and other assets which has impacted the cash flows negatively by $262 mn while last year first half there was practically no impact, so that is the line specifically that I am asking about.

Sandeep Mahindroo

Yes Surendra, so I think Rajiv answered that, basically we are reinvesting the interest component that we earlier used to collect, that is being reinvested and that appears as a pre-payment. So once we collect it you will see an improvement in cash flow to that extent.

Moderator

Ladies and Gentlemen, that was our last question. I now hand the floor back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again. Thanks and have a good day.

Moderator

Thank you. Ladies and Gentlemen, on behalf of Infosys that concludes this conference. Thank you for joining us and you may now disconnect your lines.